SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MARCH TRAFFIC RISES TO 11.2M GUESTS

Ryanair Holdings plc today (Mon, 4 Apr) released March traffic statistics as follows:
	MAR 2021	MAR 2022
TRAFFIC	0.5m	11.2m2
L. FACTOR	77%	87%
Ryanair operated over 67,800 flights in March with an 87% load factor.

Rolling Annual
TRAFFIC	27.5m	97.1m
L. FACTOR	71%	82%

PRIOR MONTHS	GUESTS	LOAD FACTOR
October	11.3m	84%
November	10.2m	86%
December	9.5m1	81%
January	7.0m1	79%
February	8.7m1	86%
March	11.2m2	87%
1 Dec, Jan & Feb traffic was badly affected by Omicron restrictions.
2 Mar traffic was impacted by the Russian invasion of Ukraine which caused 2,000 flights to/from Ukraine to be cancelled in March due to airspace closures.

ENDS

For further information
please contact:                            Press Office                           Piaras Kelly
                                                     Ryanair DAC                        Edelman Ireland
                                                    Tel: +353-1-9451799            Tel: +353 1 592 1330
                                                    press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 April, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary